Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-267431
June 26, 2023

$500,000,000 5.250% Notes due 2053 (the “Notes”)

FINAL TERM SHEET

June 26, 2023

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Stable (Moody’s) / A Stable (S&P)

Trade Date:	June 26, 2023

Settlement Date:	June 28, 2023 (T+2)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC TD Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Senior Co-Managers:

BBVA Securities Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

Principal Amount:

$500,000,000. The Notes will be issued as additional notes under the indenture and as part of the same series of notes as the $450,000,000 5.250% Notes due 2053. Following the issuance of the Notes offered hereby, the total outstanding principal amount of the 5.250% notes due 2053 will be $950,000,000.

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Maturity Date:	June 15, 2053

Coupon:	5.250% per annum, payable semi-annually

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2023

Underwriting Discount:	0.875%

Aggregate Accrued Interest:	$947,916.67 of aggregate accrued interest from June 15, 2023 up to, but excluding, June 28, 2023

Net Proceeds, Before Expenses, to Issuer:	$483,312,916.67, including $947,916.67 of aggregate accrued interest

Benchmark Treasury:	3.625% due February 15, 2053

Benchmark Treasury Price / Yield:	96-12+ / 3.830%

Spread to Benchmark Treasury:	+160 basis points

Reoffer Yield:	5.430%

Price to Public:	97.348% of the principal amount, plus Aggregate Accrued Interest

Optional Redemption:	Prior to December 15, 2052 (six months prior to their maturity), based on the Treasury Rate plus 25 basis points, or on or after December 15, 2052, at par.

CUSIP/ISIN:	74340X CF6 / US74340XCF69

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

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